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                                                                  EXHIBIT (a)(8)

                                  CONFIDENTIAL
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
Contact:  Robert V. Andrews - Media Relations     David R. Sheffield - Investor Relations
          Johnson & Johnson                       Johnson & Johnson
          732 524-3348                            732 534-6491

          James R. Goff - Media and Investor Relations
          DePuy, Inc.
          219 372-7305

          Daniel Piller - Media Relations         Max Wolfgang Gurtner - Investor Relations
          Roche                                   Roche
          41 61 687 05 29                         41 61 688 55 54
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                                                           FOR IMMEDIATE RELEASE

                       Johnson & Johnson to Acquire DePuy
                      For $35.00 Per Share or $3.5 Billion

     New Brunswick, NJ., and Warsaw, IN, (July 21, 1998) -- Johnson & Johnson (NYSE: JNJ), the world's most comprehensive and broadly-based manufacturer of health care products, and DePuy, Inc. (NYSE: DPU), one of the world's leading orthopaedic products companies, today announced they have entered into a definitive agreement under which Johnson & Johnson will acquire DePuy for $35.00 per share, for an aggregate transaction value of $3.5 billion.

     Pursuant to the agreement, Johnson & Johnson will begin a cash tender offer for all outstanding shares of DePuy for $35.00 per share. The offer is expected to commence on July 27 and will remain open for a minimum of 20 business days. Any shares not purchased in the offer will be acquired for the same price in cash in a second step merger.

     Simultaneously, Johnson & Johnson and Roche, of Basel, Switzerland, announced they have entered into an agreement under which Roche, which owns 84% of the outstanding shares of DePuy, has agreed to tender all of its shares.

     DePuy has approximately 99,000,000 shares outstanding.

     The boards of directors of Johnson & Johnson and DePuy have given approval to the acquisition.

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     Johnson & Johnson Board Chairman Ralph S. Larsen termed the acquisition "a very important strategic addition to our worldwide orthopaedic business." He added, "We are delighted that this acquisition would place the new entity in a position to become the leading company in the $9 billion orthopaedic market. The excellent product synergies of both organizations would create a platform for ongoing growth, and the quality and breadth of these product lines would enable us to better serve the needs of hospitals, physicians and patients in today's rapidly changing health care environment."

     Mr. Larsen said that the new orthopaedic entity would be known as DePuy, a Johnson & Johnson Company, and would join another Johnson & Johnson affiliate, Codman & Shurtleff, under the umbrella of Johnson & Johnson Professional.

     Based upon 1997 results, combined sales of Johnson & Johnson Professional would be more than $1.4 billion.

     James A. Lent, chairman and chief executive officer of DePuy, said, "Our tradition of innovation and excellence can only be enhanced by joining forces with Johnson & Johnson, which has a strong presence and a wonderful reputation throughout the world. This partnership is in the best interest of our shareholders, employees and customers, and the expanded technologies and resources assure the development of innovative new products across the orthopaedic spectrum."

     Mr. Lent would have responsibility for Johnson & Johnson Professional as a company group chairman of Johnson & Johnson. Michael J. Dormer, president and chief operating officer of DePuy, Inc., would become president of the new worldwide orthopaedic entity -- DePuy, a Johnson & Johnson Company.

     The headquarters for the combined orthopaedic businesses would be in Warsaw, IN, with the exception of DePuy International, which would be in Leeds, U.K. Codman & Shurtleff would remain in Raynham, MA.

     The acquisition is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act and under the European Union merger control regulation.


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     DePuy was founded in 1895 and is a market leader in the global orthopaedic industry. The company's products are used by orthopaedic surgeons and medical specialists to reconstruct damaged or diseased joints, to facilitate fusion of elements of the spine and correct spinal deformities, to repair bone fractures, and to rehabilitate sports-related injuries.

     Johnson & Johnson, with 1997 sales of $22.6 billion, is the world's most comprehensive and broadly-based manufacturer of health care products for the consumer, pharmaceutical and professional markets. Johnson & Johnson has 91,000 employees and 180 operating companies in 51 countries around the world, selling products in more than 175 countries.

     Roche, headquartered in Basel, is a world leader in research-based health care with principal businesses in pharmaceuticals, diagnostics, vitamins, and fragrances and flavors. Roche has over 70,000 employees and sells its products in more than 100 countries. In the first half of 1998 the company reached sales of 13.4 billion Swiss francs.

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     Johnson & Johnson will sponsor a conference call for the investment community on Tuesday, July 21, at 11:30 a.m. (EDT) to discuss its announcement today to acquire DePuy for $3.5 billion. Telephone number for the conference call is 973 633-1010. A rebroadcast of the conference call will be available for a two-week period through August 4, 1998. Telephone number for the rebroadcast is 402 220-0873.

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